EXHIBIT 99.1

Eneti Inc. Announces Financial Results for the Fourth Quarter of 2022 and Declares a Quarterly Cash Dividend
MONACO - February 9, 2023 (GLOBE NEWSWIRE) - Eneti Inc. (NYSE: NETI) (“Eneti” or the “Company”), today reported its results for the three months ended December 31, 2022.
The Company also announced that on February 9, 2023 its board of directors (the “Board of Directors”) declared a quarterly cash dividend of $0.01 per share on the Company’s common shares.
The Company’s results for the three and twelve months ended December 31, 2022 include the impact of Seajacks International Limited’s (“Seajacks”) earnings, which was acquired on August 12, 2021. Since the completion of the acquisition, the operations of the Company are primarily those of Seajacks as the Company completed its exit from the dry bulk sector of the shipping industry in July 2021.
Results for the Three and Twelve Months Ended December 31, 2022 and 2021
•For the fourth quarter of 2022, the Company’s GAAP net income was $11.8 million, or $0.32 per diluted share.
•Total revenues for the fourth quarter of 2022 were $46.6 million, compared to $21.3 million for the same period in 2021. Fourth quarter 2022 revenues primarily consisted of revenues generated by the Seajacks Scylla and Seajacks Zaratan, both of which completed their respective projects providing transportation and installation services for an offshore wind farm project in Taiwan and work on the Akita project. The Seajacks Scylla is currently en route to Europe for its next project, which is expected to commence in March 2023 and Seajacks Zaratan is expected to begin its next project in June 2023.

•Vessel operating costs, including fuel costs and catering, and project costs are driven by vessel utilization rates. Mobilization, fuel and catering costs are typically recharged to clients but reported gross in both revenues and vessel operating costs.

•For the fourth quarter of 2021, the Company’s GAAP net loss was $34.1million, or $1.21 per diluted share, including a loss of approximately $12.3 million and cash dividend income of $0.2 million, or $0.43 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc.; and approximately $1.5 million, or $0.05 per diluted share, in acquisition integration costs of Seajacks.
•Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the fourth quarter of 2022 was $20.9 million and EBITDA for the fourth quarter of 2021 was a loss of $23.9 million (see Non-GAAP Financial Measures below).
•For the twelve months of 2022, the Company’s GAAP net income was $104.9 million, or $2.74 per diluted share including a gain of approximately $54.9 million and cash dividend income of $0.6 million, or $1.45 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc.
•Total revenues for the twelve months of 2022 were $199.3 million compared to $144.0 million for the same period in 2021. The twelve months 2022 revenues were generated primarily by the Seajacks Scylla, which provided transportation and installation services for an offshore wind farm project in Taiwan throughout 2022 and the Seajacks Zaratan which worked on the Akita project from the second quarter of 2022 through year end. Higher utilization rates on all three of the NG2500Xs since the start of the second quarter of 2022, as well as a consultancy engagement have also contributed to revenues during 2022.

•For the twelve months of 2021, the Company’s GAAP net income was $20.2 million, or $1.24 per diluted share, including: a gain on bargain purchase of Seajacks of $57.4 million, or $3.53 per diluted share; transaction costs of approximately $49.6 million, or $3.04 per diluted share related to the acquisition of Seajacks; a gain on vessels sold of approximately $22.7 million, or $1.40 per diluted share; the write-off of $7.2 million, or $0.44 per diluted share, of deferred financing costs on repaid credit facilities related to certain vessels that have been sold; and a gain of approximately $3.5 million and cash dividend income of $0.9 million, or $0.27 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc.
•EBITDA for the twelve months of 2022 was $140.3 million and EBITDA for the twelve months of 2021 was $59.6 million (see Non-GAAP Financial Measures below).
Liquidity
As of February 3, 2023, the Company had approximately $129.0 million in cash and cash equivalents, of which $1.9 million was restricted cash.
Newbuildings
The Company is currently under contract with Daewoo Shipbuilding and Marine Engineering (“DSME”) for the construction of two next-generation offshore wind turbine installation vessels (“WTIV”). The aggregate contract price is approximately $654.8 million, of which $98.5 million has been paid. The vessels are expected to be delivered in the fourth quarter of 2024 and second quarter of 2025. The estimated future payment dates and amounts are as follows (1) (dollars in thousands):

	DSME1	DSME2
Q1 2023	$—	$—
Q2 2023	—	—
Q3 2023	33,036	32,441
Q4 2023	33,036	—
Q1 2024	—	—
Q2 2024	—	32,441
Q3 2024	—	32,441
Q4 2024	198,217	—
Q1 2025	—	—
Q2 2025	—	194,644
Total	$264,289	$291,967
(1) These are estimates only and are subject to change as construction progresses.

Award of New Contracts

During the fourth quarter of 2022, Seajacks UK Limited, a wholly-owned subsidiary of the Company, (i) signed two new contracts in NW Europe for between 75 and 102 days of employment for one of its NG2500-class vessels that will generate between approximately $5.7 million and $7.1 million of revenue in 2023, (ii) negotiated additional extensions for another NG2500-class vessel which have generated an additional €2.9 million over the fourth quarter of 2022 and first quarter of 2023, and (iii) extended an existing contract for its NG14000X-class vessel which has generated an additional €2.6 million of revenue during the first quarter of 2023.

During the fourth quarter of 2022, Seajacks UK Limited also signed a contract with an undisclosed client to transport and install turbines for a project commencing in the first half of 2025. The contract will be performed by the Company’s first of two NG16000X WTIVs currently under construction at Daewoo Shipbuilding and Marine Engineering in Korea. The vessel, to be named “Nessie”, will be delivered by the shipyard during the fourth quarter of 2024. Inclusive of mobilization beginning early in the first quarter of 2025, the engagement is expected to be between 226 and 276 days and generate approximately €60 million to €73 million of net revenue after forecasted project costs.

Debt Overview

The Company’s outstanding debt balances, gross of unamortized deferred financing costs as of December 31, 2022 and February 3, 2023, are as follows (dollars in thousands):

	As of December 31, 2022	As of February 3, 2023
Credit Facility	Amount Outstanding
$175.0 Million Credit Facility	$65,625	$65,625
Total	$65,625	$65,625
The Company has undrawn availability under a $75.0 Million Revolving Loans tranche of the above-mentioned $175.0 Million Credit Facility.
Performance Bonds
As of February 3, 2023, performance bonds were issued on behalf of the Company for $1.9 million, which was cash collateralized.

Quarterly Cash Dividend
In the fourth quarter of 2022, the Board of Directors declared, and the Company paid, a quarterly cash dividend of $0.01 per share totaling approximately $0.4 million.
On February 9, 2023, the Board of Directors declared a quarterly cash dividend of $0.01 per share, payable on or about March 15, 2023, to all shareholders of record as of March 1, 2023. As of February 9, 2023, there were 38,446,394 common shares outstanding.
COVID-19
Since the beginning of the calendar year 2020, the ongoing outbreak of the novel coronavirus (COVID-19) that originated in China in December 2019 and that has spread to most developed nations of the world has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial and commodities markets. Although by 2021, many of these measures were relaxed, we cannot predict whether and to what degree emergency public health and other measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy may continue and our operations and cash flows may be negatively impacted. The COVID-19 outbreak continues to rapidly evolve, with periods of improvement followed by periods of higher infection rates, along with the development of new disease variants, such as the Delta and Omicron variants, in various geographical areas throughout the world. As a result, the extent to which COVID-19 will impact the Company’s results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.
Conflict in Ukraine

As a result of the conflict between Russia and Ukraine which commenced in February 2022, the United States, the European Union, and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. The ongoing conflict has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine and it is possible that such instability, uncertainty and resulting volatility could significantly increase our costs and adversely affect our business. These uncertainties could also adversely affect our ability to obtain additional financing or, if we are able to obtain additional financing, to do so on terms favorable to us. We will continue to monitor the situation to assess whether the conflict could have any material impact on our operations or financial performance.

Eneti Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	Unaudited
	Three Months Ended December 31,		Twelve Months Ended December 31,
	2022	2021	2022	2021
Revenue:
Revenue	$46,603	$21,320	$199,326	$144,033
Operating expenses:
Voyage expenses	—	3,507	—	17,562
Vessel operating and project costs	20,453	15,087	79,353	52,505
Charterhire expense	—	121	—	34,001
Vessel depreciation	6,912	6,027	25,414	10,190
General and administrative expenses	10,090	16,765	41,177	83,954
Gain on vessels sold	—	82	—	(22,732)
Total operating expenses	37,455	41,589	145,944	175,480
Operating income (loss)	9,148	(20,269)	53,382	(31,447)
Other income (expense):
Interest income	424	29	647	87
Gain on bargain purchase of Seajacks	—	—	—	57,436
(Loss) income from equity investments	—	(12,133)	55,538	9,735
Income on derivative financial instruments	—	114	—	—
Foreign exchange income (loss)	2,839	678	(1,816)	1,120
Financial expense, net	(81)	(1,928)	(2,118)	(16,360)
Total other income (expense), net	3,182	(13,240)	52,251	52,018
Income (loss) before income tax provision	12,330	(33,509)	105,633	20,571
Income tax expense	543	624	748	344
Net income (loss)	$11,787	$(34,133)	$104,885	$20,227

Earnings (loss) per share:
Basic	$0.32	$(1.21)	$2.75	$1.26
Diluted	$0.32	$(1.21)	$2.74	$1.24

Basic weighted average number of common shares outstanding	36,593	28,214	38,074	16,096
Diluted weighted average number of common shares outstanding	37,137	28,214	38,292	16,279

Eneti Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(Dollars in thousands)

	Unaudited
	December 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$119,958	$153,977
Restricted cash	7,269	—
Accounts receivable	35,776	21,603
Inventories	5,795	5,846
Prepaid expenses and other current assets	4,740	4,769
Contract fulfillment costs	634	3,835
Total current assets	174,172	190,030
Non-current assets
Vessels, net	520,514	544,515
Vessels under construction	110,969	36,054
Equity investments	—	27,607
Intangible assets	4,518	4,518
Other assets	3,514	4,549
Total non-current assets	639,515	617,243
Total assets	$813,687	$807,273

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$12,039	$87,650
Contract liabilities	6,706	12,275
Corporate income tax payable	2,638	4,058
Accounts payable and accrued expenses	23,630	27,180
Total current liabilities	45,013	131,163
Non-current liabilities
Bank loans, net	52,253	—
Redeemable notes	—	53,015
Other liabilities	1,924	2,751
Total non-current liabilities	54,177	55,766
Total liabilities	99,190	186,929
Shareholders’ equity
Preferred shares, $0.01 par value per share; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common shares, $0.01 par value per share; authorized 81,875,000 shares as of December 31, 2022 and 2021; outstanding 38,446,394 shares and 39,741,204 shares as of December 31, 2022 and 2021, respectively	1,134	1,124
Paid-in capital	2,064,168	2,057,958
Common shares held in treasury, at cost; 2,328,179 and 35,869 shares at December 31, 2022 and 2021, respectively	(17,669)	(717)
Accumulated deficit	(1,333,136)	(1,438,021)
Total shareholders’ equity	714,497	620,344
Total liabilities and shareholders’ equity	$813,687	$807,273

Eneti Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (unaudited)
(Amounts in thousands)

	Twelve Months Ended December 31,
	2022	2021
Operating activities
Net income	$104,885	$20,227
Adjustment to reconcile net income to net cash provided by
operating activities:
Restricted share amortization	7,821	12,154
Gain on bargain purchase of Seajacks	—	(57,436)
Vessel depreciation	25,414	10,190
Amortization of deferred financing costs	564	658
Write-off of deferred financing costs	—	7,196
Loss (gain) on asset disposal / vessels sold	896	(19,598)
Net (gains) on investments	(54,890)	(9,651)
Dividend income from equity investment	(646)	(862)
Drydocking expenditure	(504)	(3,443)
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(14,173)	52,584
Decrease in inventories	51	9,928
Decrease in prepaid expenses and other assets	5,211	22,434
Decrease in accounts payable and accrued expenses	(9,946)	(36,139)
Decrease in taxes payable	(1,420)	—
Net cash provided by operating activities	63,263	8,242
Investing activities
Sale of equity investment	82,497	64,155
Cash acquired in Seajacks acquisition	—	25,719
Dividend income from equity investment	646	862
Proceeds from sale of assets held for sale	—	496,107
Payments on vessels under construction	(76,328)	(36,465)
Net cash provided by investing activities	6,815	550,378
Financing activities
Proceeds from issuance of common stock	—	165,896
Proceeds from issuance of long-term debt	130,000	—
Repayments of long-term debt	(205,040)	(651,422)
Common shares repurchased	(16,952)	(1,407)
Debt issuance costs paid	(3,235)	—
Dividends paid	(1,601)	(1,712)
Net cash used in financing activities	(96,828)	(488,645)
(Decrease) increase in cash and cash equivalents	(26,750)	69,975
Cash and cash equivalents, beginning of period	153,977	84,002
Cash and cash equivalents and restricted cash, end of period	$127,227	$153,977

Conference Call on Results:

A conference call to discuss the Company’s results will be held at 9:00 AM Eastern Standard Time / 3:00 PM Central European Time on February 9, 2023. Those wishing to listen to the call should dial 1 (877) 513-1694 (U.S.) or 1 (412) 902-4269 (International) at least 10 minutes prior to the start of the call to ensure connection. The conference participant passcode is 10175378. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

There will also be a simultaneous live webcast over the internet, through the Eneti Inc. website www.eneti-inc.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: https://edge.media-server.com/mmc/p/xca8hfpb

About Eneti Inc.
Eneti Inc. is a leading provider of installation and maintenance vessels to the offshore wind sector and has invested in the next generation of wind turbine installation vessels. The Company is listed on the New York Stock Exchange under the ticker symbol NETI. Additional information about the Company is available on the Company’s website: www.eneti-inc.com, which is not a part of this press release.

Non-GAAP Financial Measures
To supplement the Company’s financial information presented in accordance with accounting principles generally accepted in the U.S. (“GAAP”) management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the U.S. Securities and Exchange Commission (the “SEC”). Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to the Company’s financial condition and results of operations, and therefore a more complete understanding of factors affecting its business than GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.
Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is a non-GAAP financial measure that the Company believes provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. This non-GAAP financial measure should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP. Please see below for reconciliation of EBITDA.
EBITDA (unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,
In thousands	2022	2021	2022	2021
Net income (loss)	$11,787	$(34,133)	$104,885	$20,227
Add Back:
Net interest (income) expense	(557)	1,899	907	8,425
Depreciation and amortization (1)	9,168	7,683	33,800	30,591
Income tax expense	543	624	748	344
EBITDA	$20,941	(23,927)	$140,340	$59,587
(1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and asset values, changes in demand for Wind Turbine Installation Vessel (“WTIV”) capacity, the continuing impacts of the ongoing novel coronavirus (COVID-19) pandemic, including its effects on demand for WTIVs and the installation of offshore windfarms, changes in our operating expenses, including fuel costs, drydocking and insurance costs, the market for our WTIVs, availability of financing and refinancing, counterparty performance, ability to obtain financing and the availability of capital resources (including for capital expenditures) and comply with covenants in such financing arrangements, planned capital expenditures, our ability to successfully identify, consummate, integrate and realize the expected benefits from acquisitions and changes to our business strategy, fluctuations in the value of our investments, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including conditions resulting from the ongoing conflict between Russia and Ukraine, potential disruption due to accidents or political events, vessel breakdowns and instances of off-hires and other factors.
Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact Information:

Eneti Inc.
James Doyle – Head of Corporate Development & Investor Relations
Tel: +1 646-432-1678
Email: Investor.Relations@Eneti-inc.com
https://www.eneti-inc.com